UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):	October 31, 2018

PEBBLEBROOK HOTEL TRUST

(Exact name of registrant as specified in its charter)

Maryland	001-34571	27-1055421
_____________________ (State or other jurisdiction	_____________ (Commission	______________ (I.R.S. Employer
of incorporation)	File Number)	Identification No.)

7315 Wisconsin Avenue, 1100 West, Bethesda, Maryland		20814
______________________________ (Address of principal executive offices)		___________ (Zip Code)

Registrant’s telephone number, including area code:	(240) 507-1300

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Credit Agreement ($1.75 Billion Unsecured Term Loan Facility)
On October 31, 2018, Pebblebrook Hotel Trust (the “Company”), as parent guarantor, Pebblebrook Hotel, L.P., as borrower (the “Operating Partnership”), and certain subsidiaries of the Operating Partnership, as guarantors, entered into a Credit Agreement with Bank of America, N.A. (“BofA”), as administrative agent, and certain other lenders named therein (the “Credit Agreement”). The Credit Agreement provides for a $1.75 billion unsecured term loan facility. Under the Credit Agreement, U.S. Bank National Association (“USB”) and Wells Fargo Bank are acting as co-syndication agents, PNC Bank, Bank of Montreal, Suntrust Bank, The Bank of Nova Scotia and Compass Bank are acting as co-documentation agents, and Capital One, Regions Bank, Sumitomo Mitsui Banking Corporation and TD Bank are acting as senior managing agents. Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch"), USB, Wells Fargo Securities, PNC Capital Markets, BMO Capital Markets, Suntrust Robinson Humphrey, the Bank of Nova Scotia, and Compass Bank are acting as joint lead arrangers and Merrill Lynch, USB and Wells Fargo Securities are acting as joint bookrunners. Pursuant to this agreement, the Company and certain subsidiaries of the Company guarantee to the lenders thereunder all of the financial obligations (including indebtedness, capital leases and guarantees) of the Operating Partnership and each other guarantor. From time to time, the Operating Partnership may be required to cause additional subsidiaries to become guarantors under this agreement.
The Credit Agreement provides a $1.75 billion unsecured borrowing capacity, which will be comprised of five term loan facilities: a $250 million unsecured term loan ("2020 Term Loan Facility") which matures on December 31, 2020, a $300 million unsecured term loan ("2021 Term Loan Facility") which matures on November 1, 2021, a $400 million unsecured term loan ("2022 Term Loan Facility") which matures on November 1, 2022, a $400 million unsecured term loan ("2023 Term Loan Facility") which matures on November 1, 2023, and a $400 million unsecured term loan ("2024 Term Loan Facility") which matures on January 31, 2024. Subject to certain terms and conditions set forth in the Credit Agreement, the Operating Partnership may request additional lender commitments of up to an additional aggregate of $250 million (for a maximum aggregate borrowing capacity under the Credit Agreement of $2.0 billion).
The five term loan facilities described above will only be funded in connection with completion of the Company’s pending merger with LaSalle Hotel Properties (“LaSalle”), which, subject to approvals from LaSalle’s shareholders and the Company’s shareholders, is expected to close on November 30, 2018.
Borrowings under this credit agreement will bear interest at a rate per annum equal to, at the option of the Company, (i) LIBOR plus a margin that is based upon the Company's leverage ratio or (ii) the Base Rate plus a margin that is based on the Company's leverage ratio. The margins for term loans range in amount from 1.40% to 2.20% for LIBOR-based loans and 0.40% to 1.20% for Base Rate-based loans, depending on the Company's leverage ratio.
There are no prepayment penalties under the Credit Agreement.
If the Company or the Operating Partnership attains an investment-grade debt rating from either Moody’s Investors Service, Inc. (“Moody’s”) or S&P Global Ratings, a subsidiary of S&P Global, Inc. (“S&P”), the Company may elect to convert the pricing structure under the Credit Agreement to be based on such rating. The margins will range in amount from 0.90% to 1.75% for LIBOR-based loans and 0.00% to 0.75% for Base Rate-based loans, depending on such rating.
In addition to the interest payable on amounts outstanding under the Credit Agreement, the Company is required to pay an amount equal to 0.25% of the unused portion of the term loans.
The Company’s ability to borrow under the Credit Agreement is subject to its ongoing compliance with a number of customary financial and other covenants, including:

•	a maximum leverage ratio of 6.75:1.00 (or up to 7.00:1.00 for up to four consecutive quarters one time during the term of the agreement);

•	a maximum secured recourse debt ratio of 5% (or up to 10% for up to four consecutive quarters one time during the term of the agreement);

•	a maximum percentage of secured debt to total asset value of 45%;

•	a minimum fixed charge coverage ratio of 1.50:1.00;

•	a maximum unsecured interest coverage ratio of 2.0:1.0;

•	a minimum tangible net worth; and

•	a maximum ratio of unsecured debt to total unencumbered asset value of 60% (or 65% for up to three consecutive quarters up to three non-consecutive times during the term of the agreement).

The Credit Agreement contains representations, warranties, covenants, terms and conditions customary for transactions of this type, including limitations on liens, incurrence of debt, investments, mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the credit facility and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, cross-defaults and guarantor defaults. The occurrence of an event of default under the Credit Agreement could result in all loans and other obligations becoming immediately due and payable and the credit facility being terminated and allow the lenders under the agreement to exercise all rights and remedies available to them with respect to the collateral.
The foregoing descriptions of the Credit Agreement is not complete. A copy of the Credit Agreement will be filed with the United States Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 10-K for the year ending December 31, 2018.

As previously reported, in connection with the pending merger, the Company and the Operating Partnership OP have entered into a bridge loan commitment letter with Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, pursuant to which Bank of America agreed to be the sole administrative agent for a senior unsecured bridge loan facility to the Operating Partnership for up to $2.4 billion (the “Bridge Loan Facility”), subject to the conditions set forth in the bridge loan commitment letter (the “Commitment Letter”).  Under the terms of the Commitment Letter, the actual amount of the Bridge Loan Facility drawn by the Operating Partnership will be reduced by permanent financing that the Company or the Operating Partnership may obtain, such as the term loan facilities under the Credit Agreement. The Commitment letter remains in effect and is not affected by the Credit Agreement.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information set forth under Item 1.01 of this Current Report on Form 8-K with respect to the Credit Agreement is hereby incorporated by reference under this Item 2.03.
Item 7.01. Regulation FD Disclosure.
On November 1, 2018, the Company issued a press release announcing the entry into the agreement described under Item 1.01 of this Current Report on Form 8-K. A copy of that press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is hereby incorporated herein by reference.
Item 9.01. Financial Statements and Exhibits.
 (d) Exhibits

Exhibit No.	Description
99.1	Press release, issued November 1, 2018, regarding the Secondary Credit Agreement.

Additional Information about the Proposed Merger Transaction and Where to Find It
This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 6, 2018, as amended on September 18, 2018, by and among Pebblebrook Hotel Trust, Pebblebrook Hotel, L.P., Ping Merger Sub, LLC, Ping Merger OP, LP, LaSalle Hotel Properties and LaSalle Hotel Operating Partnership, L.P. In connection with the proposed merger transaction, on September 18, 2018, Pebblebrook filed with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (which was declared effective on October 26, 2018) and a definitive joint proxy statement/prospectus dated October 29, 2018 of Pebblebrook and LaSalle that also constitutes a prospectus of Pebblebrook. Pebblebrook and LaSalle also plan to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. You may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Pebblebrook or LaSalle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Pebblebrook with the SEC will be available free of charge on Pebblebrook’s website at www.pebblebrookhotels.com or by contacting Pebblebrook’s Investor Relations at (240) 507-1330. Copies of the documents filed by LaSalle with the SEC will be available free of charge on LaSalle’s website at www.lasallehotels.com or by contacting LaSalle’s Investor Relations at (301) 941-1500.
Certain Information Regarding Participants
Pebblebrook and LaSalle and their respective trustees, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. You can find information about Pebblebrook’s executive officers and trustees in Pebblebrook’s definitive proxy statement filed with the SEC on April 27,

2018 in connection with Pebblebrook’s 2018 annual meeting of shareholders. You can find information about LaSalle’s executive officers and directors in LaSalle’s definitive proxy statement filed with the SEC on October 29, 2018 in connection with the special meeting of shareholders. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus and may be included in other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Pebblebrook or LaSalle using the sources indicated above.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Cautionary Statement Regarding Forward Looking Statements
Certain statements in this communication that are not in the present or past tense or that discuss the expectations of Pebblebrook and/or LaSalle are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Pebblebrook and LaSalle operate and beliefs of and assumptions made by Pebblebrook management and LaSalle management, involve uncertainties that could significantly affect the financial results of Pebblebrook or LaSalle or the combined company. Pebblebrook and LaSalle intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. Words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” and variations of such words and similar expressions are intended to identify such forward looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger transaction, including future financial and operating results, the attractiveness of the value to be received by LaSalle shareholders, the attractiveness of the value to be received by Pebblebrook and the combined company’s plans, objectives, expectations and intentions and descriptions relating to these expectations.
All statements that address operating performance, events or developments that Pebblebrook and LaSalle expect or anticipate will occur in the future -including statements relating to expected synergies, improved liquidity and balance sheet strength -are forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Pebblebrook and LaSalle believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, Pebblebrook and LaSalle can give no assurance that their expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the companies and others related to the proposed merger transaction, (ii) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction, (iii) changes affecting the real estate industry and changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for the companies’ properties, (v) risks associated with the hotel industry, including competition for guests and meetings from other hotels and alternative lodging companies, increases in wages, energy costs and other operating costs, potential unionization or union disruption, actual or threatened terrorist attacks, any type of flu or disease-related pandemic and downturns in general and local economic conditions, (vi) the availability and terms of financing and capital and the general volatility of securities markets, (vii) the companies’ respective dependence on third-party managers of their respective hotels, including their inability to implement strategic business decisions directly, (viii) risks associated with the real estate industry, including environmental contamination and costs of complying with the Americans with Disabilities Act of 1990, as amended, and similar laws, (ix) the possible failure of the companies to maintain their respective qualifications as a REIT and the risk of changes in laws affecting REITs, (x) the possibility of uninsured losses, (xi) risks associated with redevelopment and repositioning projects, including delays and cost overruns, (xii) the risk of a material failure, inadequacy, interruption or security failure of the companies’ or their respective hotel managers’ information technology networks and systems, (xiii) risks associated with achieving expected revenue synergies or cost savings, (xiv) risks associated with the companies’ ability to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, and (xv) those additional risks and factors discussed in reports filed with the SEC by Pebblebrook and LaSalle from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Pebblebrook nor LaSalle undertakes any duty to update any forward-looking statements appearing in this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEBBLEBROOK HOTEL TRUST

November 1, 2018	By:	/s/ Raymond D. Martz

Name: Raymond D. Martz
Title: Executive Vice President, Chief Financial Officer, Treasurer and Secretary